Exhibit 99.2

Focus Media Reports Fourth Quarter and Full Year 2011 Results

SHANGHAI, China, March 19, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Highlights for Fourth Quarter 2011:

● Total net revenue for the fourth quarter of 2011 was $256.4 million, of which

● aggregate net revenue from the LCD display network, in-store network, poster frame network and movie theater network was $238.8 million, which exceeded by approximately 12% the mid-point of the Company’s guidance range of $212-214 million. This represented an increase of 22% from $196.1 million for the third quarter of 2011 and an increase of 63% from $146.8 million for the fourth quarter of 2010; and

● net revenue from the traditional outdoor billboard network for the fourth quarter of 2011 was $17.6 million, which exceeded by approximately 17% the mid-point of the guidance range of $14-16 million. This represented an increase of 21% from $14.6 million for the third quarter of 2011 and an increase of 35% from $13.0 million for the fourth quarter of 2010.

● GAAP net income attributable to Focus Media was $75.4 million, representing an increase of 21% from $62.2 million for the third quarter of 2011 and an increase of 60% from $47.2 million for the fourth quarter of 2010.

● Non-GAAP net income attributable to Focus Media for the fourth quarter of 2011 was $96.0 million, exceeding the mid-point of the Company’s guidance range of $88-$90 million by 8%, and representing an increase of 16% from non-GAAP net income attributable to Focus Media of $82.7 million for the third quarter of 2011 and an increase of 64% from $58.5 million for the fourth quarter of 2010. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.55, representing an increase of 25% from $0.44 per fully diluted ADS for the third quarter of 2011 and an increase of 67% from $0.33 per fully diluted ADS in the fourth quarter of 2010.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.70, representing an increase of 19% from $0.59 per fully diluted ADS for the third quarter of 2011 and an increase of 71% from $0.41 per fully diluted ADS for the fourth quarter of 2010.

Highlights for Full Year 2011:

● Total net revenue for full year 2011 was $792.6 million, an increase of 54% from $516.3 million for full year 2010, of which

● aggregate net revenue from the LCD display network, in-store network, poster frame network and movie theater network was $737.0 million, representing an increase of 55% from $475.4 million for full year 2010 ; and

● net revenue from the traditional outdoor billboard network was $55.6 million, representing an increase of 36% from $40.9 million for full year 2010.

● GAAP net income attributable to Focus Media for full year 2011 was $200.9 million, compared to $184.3 million for full year 2010 which benefited from one-off income of $79.0 million from the sale of our Internet business in 2010.

● Non-GAAP net income attributable to Focus Media for full year 2011 was $284.1 million, representing an increase of 60% from $177.8 million for full year 2010. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS for full year 2011 was $1.45, compared to $1.26 per fully diluted ADS for full year 2010 which benefited from one-off income of $79.0 million from the sale of our Internet business that contributed $0.54 to GAAP net income attributable to Focus media on a per fully diluted ADS basis for full year 2010.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS for full year 2011 was $2.05, a 69% increase from $1.21 per fully diluted ADS for full year 2010.

Highlights for Balance Sheet and Cash Flow Results of Fourth Quarter and Full Year 2011:

● Cash, cash equivalents and short-term investments were $756.6 million as of December 31, 2011, increasing by 18% from $639.9 million as of September 30, 2011. Our short-term investments consist of longer term dated cash deposits that earn higher interest rate as compared to cash and cash equivalent.

● Bank loans were $171.0 million inclusive of short-term bank loans of $100.0 million and long-term bank loans of $71.0 million as of December 31, 2011, as compared to short-term bank loans of $30.0 million as of September 30 2011, which were used to finance the Company’s share repurchases. As of March 19, 2012, the Company has been extended a bank loan facility totaling $300.0 million, of which $100.0 million is long-term bank loans and $200.0 million is short-term bank loans. Out of the total $300.0 million bank loan facility, $171.0 million has been drawn down by the Company as of March 19, 2012. Operationally, as the Company generates cash inflow in Renminbi onshore, offshore bank loans are used to increase our offshore USD base cash resources for future dividend payout or share repurchases. The entire bank loan facility was extended based on an equivalent Renminbi onshore cash deposit.

● Net accounts receivable for the LCD display network, in-store network, poster frame network and movie theater network was $232.6 million as of December 31, 2011, an increase of 8% from $215.3 million as of September 30, 2011, which was due to the increase of net revenues. Days sales outstanding was 78 days in the fourth quarter of 2011 versus 85 days for the third quarter of 2011. Days sales outstanding was 85 days for full year 2011 versus 88 days for full year 2010.

● Net cash inflow from operating activities in the fourth quarter of 2011 and full year of 2011 were $128.8 million and $280.2 million, respectively, representing a 19% increase from $108.0 million for the fourth quarter of 2010 and a 51% increase from $185.2 million for full year 2010, respectively.

● Net cash inflow from operating activities for the fourth quarter of 2011, after deducting the purchase of equipment and subsidiaries was $112.7 million, an increase of 30% from $87.0 million for the fourth quarter of 2010. Net cash inflow from operating activities for full year 2011, after deducting the purchase of equipment and subsidiaries was $228.0 million, representing an increase of 81% from $126.3 million for full year 2010.

● Capital expenditures were $15.5 million and $38.9 million respectively for the fourth quarter and full year of 2011, mostly attributable to upgrading our LCD screens into interactive screens and network expansion in and into lower tier cities in China.

● Cash paid for purchase of subsidiaries in the fourth quarter and full year of 2011 were $0.6 million and $13.3 million, respectively, which was attributable to: 1) acquisitions in the poster frame network, the LCD display network and the traditional outdoor billboard network as part of our ongoing strategy to expand into additional cities for poster frame network and LCD display network and our renewed commitment to increase media resources in the traditional outdoor billboard network following the termination of the agreements to partially dispose of those assets; and 2) investment in Enjoy Media.

● Cash used for repurchasing shares in the fourth quarter and full year of 2011 were $144.3 million and $213.4 million, respectively.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “We are encouraged by our solid operating performance across all our core business lines as we ended 2011 on a strong note. Our strong fourth quarter performance was partially helped by some advertisers starting advertising campaigns in late 2011 due to an earlier Chinese lunar new year in 2012. Despite a weaker first quarter due to seasonality associated with an earlier Chinese new year, we remain confident over the continuous growth of advertising revenues for 2012. As we look forward to 2012, while we stay focused on improving our core businesses performance, we will continue to explore new business models for employing interactive screens.”

Kit Low, Chief Financial Officer of the Company, added, “We registered very strong revenue momentum, while achieving encouraging cashflow momentum in 2011. We saw marked margin expansion across all our core business lines in 2011 as we continued to unlock the respective business line operating leverage. In the fourth quarter of 2011, the Company achieved aggregate net revenue year-on-year growth in our LCD display network, in-store network, poster frame network and movie theater network of 63%, and quarter-on-quarter growth of 22%. GAAP net income attributable to Focus Media and non-GAAP net income attributable to Focus Media for the fourth quarter of 2011 was $75.4 million and $96.0 million, respectively. In the fourth quarter of 2011, the Company generated a net cash inflow from operating activities after deducting amounts paid for the purchase of equipment and subsidiaries of $112.7 million. As a result, for the year 2011, the Company achieved: 1) cumulative net cash inflow from operating activities, after deducting the purchase of equipment and subsidiaries, of $228.0 million, an increase of 81% from $126.3 million for full year 2010; and 2) a non-GAAP Return on Tangible Equity of 36% versus 24% in 2010 (note). We will continue our operating and financial discipline in growing cash flow and further improving our Return on Tangible Equity in 2012.”

Note: Non-GAAP Return on Tangible Equity represents Non-GAAP net income attributable to Focus Media divided by total shareholders’ equity minus goodwill and net acquired intangible assets.

Fourth Quarter 2011 financial results

Advertising net revenue from the LCD display network was $137.4 million for the fourth quarter of 2011, representing an increase of 14% from $120.6 million for the third quarter of 2011 and an increase of 49% from $92.1 million for the fourth quarter of 2010.

Advertising net revenue from the poster frame network was $64.5 million for the fourth quarter of 2011, representing an increase of 38% from $46.6 million for the third quarter of 2011 and an increase of 63% from $39.6 million for the fourth quarter of 2010.

Advertising net revenue from the in-store network was $16.1 million for the fourth quarter of 2011, representing a slight increase of 1% from $15.9 million for the third quarter of 2011 and an increase of 64% from $9.8 million for the fourth quarter of 2010.

Advertising net revenue from the movie theater network was $20.8 million for the fourth quarter of 2011, representing an increase of 60% from $13.0 million for the third quarter of 2011 and an increase of 300% from $5.2 million for the fourth quarter of 2010.

Advertising net revenue from the traditional outdoor billboard network was $17.6 million for the fourth quarter of 2011, representing an increase of 21% from $14.6 million for the third quarter of 2011 and an increase of 35% from $13.0 million for the fourth quarter of 2010.

Non-GAAP gross profit from the LCD display network for the fourth quarter of 2011 was $113.6 million, representing an increase of 14% from $99.5 million for the third quarter of 2011 and an increase of 53% from $74.2 million for the fourth quarter of 2010 due to operating leverage.

Non-GAAP gross profit from the poster frame network for the fourth quarter of 2011 was $35.9 million, representing an increase of 83% from $19.6 million for the third quarter of 2011, and more than doubling $16.5 million for the fourth quarter of 2010 due to operating leverage.

Non-GAAP gross profit from the in-store network for the fourth quarter of 2011 was $12.8 million, representing an increase of 28% from $10.0 million for the third quarter of 2011 and more than tripling $3.7 million in the fourth quarter of 2010 due to operating leverage.

Non-GAAP gross profit from the movie theater network for the fourth quarter of 2011 was $13.8 million, representing an increase of 116% from $6.4 million for the third quarter of 2011, and significant growth over the $0.2 million for the fourth quarter of 2010 due to operating leverage.

Non-GAAP gross profit from the traditional outdoor billboard network for the fourth quarter of 2011 was $2.6 million, a decrease of 19% from $3.2 million for the third quarter of 2011 and a decrease of 26% from $3.5 million for the fourth quarter of 2010. The decrease of non-GAAP gross profit was due to the costs associated with the investment in establishing the network in the intercity high-speed rail lines starting from the fourth quarter of 2011 but without material revenue contribution during the quarter from that investment.

Non-GAAP operating expense for the fourth quarter of 2011 was $64.0 million, representing an increase of 36% from $46.9 million for the third quarter of 2011, which was mainly attributable to: 1) an increase of bad debt expenses in the amount of $1.3 million in the fourth quarter of 2011 compared to the third quarter of 2011.; 2) the Company incurred professional expenses of $2.3 million in the fourth quarter of 2011 which primarily related to costs for the appointment of two third-party market survey companies for independent surveys of the number of displays on our network and for legal related fees for legal counseling activities during that quarter; and 3) an increase of sales commission expenses of $14.3 million resulting from revenue growth. It also represented an increase of 96% from $32.7 million for the fourth quarter of 2010 which was primarily due to: 1) an increase of bad debt expenses in the amount of $6.5 million in the fourth quarter of 2011 as compared to the fourth quarter of 2010. ; 2) the Company incurred professional expenses of $2.3 million in the fourth quarter of 2011 which primarily related to costs for the appointment of two third-party market survey companies for independent surveys of the number of displays on our network and for legal related fees for legal counseling activities during that quarter; and 3) an increase of sales commission expenses of $15.8 million resulting from revenue growth.

In the fourth quarter of 2011, the provision for income taxes included withholding tax amounting to $6.0 million, which was accrued based on 10% of the amount of dividend to be distributed from domestic operating arm to offshore holding company.

Net cash provided by operating activities for the fourth quarter of 2011 was $128.8 million, an increase of 49% from $86.3 million for the third quarter of 2011.

Net cash used in investing activities for the fourth quarter of 2011 was $35.7 million. In the fourth quarter of 2011, the Company incurred capital expenditures of $15.5 million and subsidiary acquisition payments of $0.6 million. Meanwhile, the Company incurred net cash outflows from investment in short-term investments of $19.7 million during the quarter. Short-term investments are longer term dated cash deposits normally with maturities of between three and twelve months that earn higher interest rate as compared to cash and cash equivalents.

Net cash used for financing activities for the fourth quarter of 2011 was $2.4 million. In the fourth quarter of the 2011, the Company received net cash inflow from the proceeds of bank loans of $141.0 million and the Company spent $144.3 million in share repurchases.

Operating Data Summary

As a supplementary operating metric, the Company has historically provided investors with information regarding the number of displays in our networks. In order to help the investors gain a better understanding of our media platform and the differentiations between different types of devices and to align this operating metrics with our internal financial reporting, starting from the fourth quarter of 2011, the Company has decided to re-categorize the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division for screen count purposes. As previously discussed in our press releases dated November 22 and November 29, 2011, historically, for screen count purposes the Company categorized the LCD 1.0 picture frame devices in the LCD display network division because those devices were developed by the Company’s LCD display network team. For financial reporting purposes, revenues and costs attributable to such LCD 1.0 picture frame devices have been and continue to be in the poster frame division. In order to help investors gain a better understanding of our business, the Company has decided to re-classify LCD 1.0 picture frame devices from the LCD network to the poster frame network to increase the consistency between its operational and financial data. As such, the Company is providing a breakdown of operating data as follows:

1) The approximate number of displays in the LCD display network taking into account the re-categorization described above:

		As of September 30, 2011	As of September 30, 2011
	As of December 31, 2011	(as re-categorized)	(as previously categorized)
LCD screens (Note a)	122,115	116,026	116,026
LCD 2.0 digital picture screens (Note a)	33,636	32,478	32,478
LCD 1.0 picture frame devices (Note b)	—	—	29,878
Total for LCD display network	155,751	148,504	178,382

Note a: The increase in the total number of LCD screens and LCD 2.0 digital picture screens as of December 31, 2011 as compared to that as of September 30, 2011, as re-categorized, was due to organic network expansion. Of the total LCD screens of 122,115 as of December 31, 2011, 8,256 screens were operated through our regional distributors.

Note b: We reclassified the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division from the fourth quarter of 2011.

2). The approximate number of devices in the poster frame network taking into account the re-categorization described above:

		As of September 30, 2011	As of September 30, 2011
	As of December 31, 2011	(as re-categorized)	(as previously categorized)
Frame 1.0 picture frames (Note c)	445,126	421,182	391,304
Frame 2.0 digital picture screens (Note d)	35,050	34,711	34,711
Total	480,176	455,893	426,015

Note c: The increase in the total number of Frame 1.0 picture frames as of December 31, 2011 as compared to that as of September 30, 2011, as re-categorized, was attributable to: 1) organic network expansion, which added approximately 23,018 frames and 2) the re-categorization of the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division, which added 30,804 frames as of December 31, 2011.

Note d: The increase in the total number of digital picture screens installed in our poster frame network as of December 31, 2011 as compared to that as of September 30, 2011 was due to organic network expansion.

3) The total number of displays installed in our in-store network was approximately 50,076 as of December 31, 2011, as compared to 50,696 as of September 30, 2011 due to the optimization of the network.

4) The number of movie screens on which the Company had right to lease advertising time as of December 31, 2011 was approximately 2,190 as compared to 1,951 as of September 30, 2011.

Business Outlook for First Quarter 2012

The Company provides the following guidance with respect to the quarter ending March 31, 2012:

Net revenues for the core business (inclusive of the LCD display network, the in-store network, the poster frame network and the movie theater network) are expected to be in the range of $177-$179 million, the mid-point of which would represent year-on-year growth of 31% and quarter on quarter decline of 25% due to seasonality as a result of Chinese lunar new year holidays during the quarter. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $13-$15 million. The Company’s non-GAAP net income is expected to be in the range of $58-$60 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 135 million, assuming no further share repurchases during the quarter.

Announced Share Repurchase Program

As of March 19, 2012, the Company has cumulatively spent $456 million in share repurchases out of the share repurchase program totaling $650 million.

Payment of announced recurring payout

Focus Media announced on January 10, 2012 that the Company committed to a 55% annual payout based on prior year non-GAAP net income. Of which 25% of the payout is expected to be dividend payments to be paid on a quarterly basis, which will be paid out in the following calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively, while the remaining 30% payout is expected to be either dividend payments and/or share repurchases. The payout commences in 2012 in respect of Focus Media’s non-GAAP net income for 2011.

Based on the Company 2011 non-GAAP net income of $284.1 million, the board of directors has approved a cash dividend of US$0.0274 per ordinary share (or US$0.137 per American Depositary Share) to be payable on April 16, 2012 to shareholders of record as of the close of business on March 30, 2012.

Investment in Enjoy Media

Focus Media made an investment of approximately US$810,000 for a 51% stake in Shanghai Enjoy Media Advertising & Broadcasting Co., Ltd. (“Enjoy Media”) on December 26, 2011. The remaining equity interest is owned by two unrelated third parties. Focus Media has a right of first refusal to purchase the remaining stake in Enjoy Media in the event the other shareholders decide to sell down their stakes .

Focus Media has provided a shareholder loan of approximately RMB40 million (approximately US$6.4 million) to Enjoy Media. The remaining 49% shareholders have also provided a shareholder loan to Enjoy Media in a proportional amount. Focus Media will, together with the other shareholders of Enjoy Media, seek appropriate opportunities to convert all shareholder loans into equity.

Enjoy Media operates the website q.com.cn and related mobile application. Further investments are expected in the future to support the working capital requirements of Enjoy Media.

Termination of Agreements to Partially Disposal of Traditional Outdoor Billboard Network

The Company also announced that its previously announced arrangements to sell an approximately 49% stake in Shanghai OOH Advertisement Co., Ltd., its traditional outdoor billboard division have been terminated by mutual agreements of the parties in accordance with the terms of the relevant agreements as the transaction did not close within the agreed upon closing period.  As a result of the termination, none of GBL III Limited (an entity controlled by Goldman Sachs) nor the entities controlled by certain employees, directors and management members of us and Shanghai OOH Advertisement Co., Ltd. will acquire any equity stake in Shanghai OOH Advertisement Co. Ltd.  Shanghai OOH Advertisement Co., Ltd. will continue to be a 100% wholly owned subsidiary of Focus Media and will remain a part of the Company’s business.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of December 31, 2011, which was $1 to RMB 6.3009. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the fourth quarter of 2011, which was $1 to RMB 6.3653. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted Earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee, impairment charges of goodwill, loss from the write-off of certain assets of previously acquired subsidiaries and the profit from the disposal of the previously acquired business. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly excluding share-based compensation expenses, amortization of acquired intangible assets, loss from equity method investee, impairment charges of goodwill, loss from the write-off of certain assets of previously acquired subsidiaries and the profit from the disposal of the previously acquired business. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	112,180	286	1,100	—	113,566
Poster frame network	35,036	—	890	—	35,926
In-store network	12,797	—	—	—	12,797
Movie theater network	13,803	—	—	—	13,803
Traditional outdoor billboard network	1,624	—	1,020	—	2,644

Total Gross Profit	175,440	286	3,010	—	178,736

General and administrative	37,561	(14,267)	—	—	23,294
Selling and marketing	50,843	(1,029)	(1,474)	—	48,340
Other operating income, net	(7,587)	—	—	—	(7,587)

Total operating expense	80,817	(15,296)	(1,474)	—	64,047

Operating profit from continuing operations	94,623	15,582	4,484	—	114,689
Profit before tax from continuing operations	99,260	15,582	4,484	—	119,326
Net profit from continuing operations	73,765	15,582	4,484	617	94,448
Net income attributable to Focus Media	75,358	15,582	4,484	617	96,041

Basic net income attributable to Focus Media per ADS	0.57				0.73
Diluted net income attributable to Focus Media per ADS	0.55				0.70

ADS used in calculating basic income per ADS	132,073,143				132,073,143

ADS used in calculating diluted income per ADS	136,912,952				136,912,952

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended September 30, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	98,196	200	1,101	—	99,497
Poster frame network	18,588	—	989	—	19,577
In-store network	10,022	—	—	—	10,022
Movie theater network	6,390	—	11	—	6,401
Traditional outdoor billboard network	2,364	—	818	—	3,182

Total Gross Profit	135,560	200	2,919	—	138,679

General and administrative	32,588	(14,424)	—	—	18,164
Selling and marketing	32,594	(933)	(1,051)	—	30,610
Other operating income, net	(1,919)	—	—	—	(1,919)

Total operating expense	63,263	(15,357)	(1,051)	—	46,855

Operating profit from continuing operations	72,297	15,557	3,970	—	91,824
Profit before tax from continuing operations	77,692	15,557	3,970	—	97,219
Net profit from continuing operations	62,666	15,557	3,970	985	83,178
Net income attributable to Focus Media	62,229	15,557	3,970	985	82,741

Basic net income attributable to Focus Media per ADS	0.47				0.62
Diluted net income attributable to Focus Media per ADS	0.44				0.59

ADS used in calculating basic income per ADS	133,718,768				133,718,768

ADS used in calculating diluted income per ADS	139,866,888				139,866,888

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended December 31, 2010
	GAAP	(1)	(2)	Non- GAAP
Gross Profit
LCD display network	73,000	129	1,082	74,211
Poster frame network	14,558	—	1,965	16,523
In-store network	3,745	—	—	3,745
Movie theater network	188	—	16	204
Traditional outdoor billboard network	3,080	—	439	3,519

Total Gross Profit	94,571	129	3,502	98,202

General and administrative	16,763	(6,056)	—	10,707
Selling and marketing	29,927	(610)	(1,046)	28,271
Other operating expenses (income), net	(6,296)	—	—	(6,296)

Total operating expense	40,394	(6,666)	(1,046)	32,682

Operating profit from continuing operations	54,177	6,795	4,548	65,520
Profit before tax from continuing operations	55,989	6,795	4,548	67,332
Net profit from continuing operations	47,258	6,795	4,548	58,601
Net income attributable to Focus Media	47,154	6,795	4,548	58,497

Basic net income attributable to Focus Media per ADS	0.35			0.43
Diluted net income attributable to Focus Media per ADS	0.33			0.41

ADS used in calculating basic income per ADS	135,679,003			135,679,003

ADS used in calculating diluted income per ADS	141,661,330			141,661,330

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Twelve months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non- GAAP

Gross Profit
LCD display network	358,518	880	4,409	—	363,807
Poster frame network	75,079	—	4,175	—	79,254
In-store network	35,792	—	—	—	35,792
Movie theater network	25,082	—	43	—	25,125
Traditional outdoor billboard network	8,505	—	2,732	—	11,237

Total Gross Profit	502,976	880	11,359	—	515,215

General and administrative	127,013	(57,119)	—	—	69,894
Selling and marketing	147,716	(3,803)	(4,639)	—	139,274
Other operating (income), net	(15,421)	—	—	—	(15,421)

Total operating expense	259,308	(60,922)	(4,639)	—	193,747

Operating profit from continuing operations	243,668	61,802	15,998	—	321,468
Profit before tax from continuing operations	259,207	61,802	15,998	—	337,007
Net profit from continuing operations	199,079	61,802	15,998	5,367	282,246
Net profit from discontinued operations	—	—	—	—	—
Net income attributable to Focus Media	200,944	61,802	15,998	5,367	284,111

Basic net income from continuing operations per ADS	1.48				2.10
Diluted net income from continuing operations per ADS	1.44				2.04
Basic net income from discontinued operations per ADS	—				—
Diluted net income from discontinued operations per ADS	—				—
Basic net income attributable to Focus Media per ADS	1.50				2.12
Diluted net income attributable to Focus Media per ADS	1.45				2.05

ADS used in calculating basic income per ADS	134,241,550				134,241,550

ADS used in calculating diluted income per ADS	138,320,991				138,320,991

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Twelve months ended December 31, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display network	230,129	977	4,032	—	—	235,138
Poster frame network	37,406	—	6,905	—	—	44,311
In-store network	14,345	—	—	—	—	14,345
Movie theater network	4,246	—	62	—	—	4,308
Traditional outdoor billboard network	8,499	—	1,725	—	—	10,224

Total Gross Profit	294,625	977	12,724	—	—	308,326

General and administrative	79,760	(40,272)	—	—	—	39,488
Selling and marketing	103,722	(4,343)	(4,116)	—	—	95,263
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(14,144)	—	—	—	(2,257)	(16,401)

Total operating expense	175,074	(44,615)	(4,116)	(5,736)	(2,257)	118,350

Operating profit from continuing operations	119,551	45,592	16,840	5,736	2,257	189,976
Profit before tax from continuing operations	125,523	45,592	16,840	5,736	3,545	197,236
Net profit from continuing operations	103,187	45,592	16,840	5,736	3,545	174,900
Net profit from discontinued operations	83,078	—	766	—	(79,000)	4,844
Net income attributable to Focus Media	184,274	45,592	17,606	5,736	(75,455)	177,753

Basic net income from continuing operations per ADS	0.73					1.24
Diluted net income from continuing operations per ADS	0.71					1.20
Basic net income from discontinued operations per ADS	0.59					0.03
Diluted net income from discontinued operations per ADS	0.57					0.03
Basic net income attributable to Focus Media per ADS	1.30					1.26
Diluted net income attributable to Focus Media per ADS	1.26					1.21

ADS used in calculating basic income per ADS	141,569,314					141,569,314

ADS used in calculating diluted income per ADS	146,331,673					146,331,673

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill.
(4). Profit from disposal of previously acquired businesses, including $79.0 million profit from internet disposal and $3.5 million loss from the write-off of certain assets of previously acquired subsidiaries.
CONFERENCE CALL

1) The Company will host a conference call to discuss the fourth quarter and full year 2011 results at 9:00 p.m. U.S. Eastern Time on March 19, 2011 (6:00 p.m. U.S. Pacific Time on March 19, 2012 and 9:00 a.m. Beijing/Hong Kong Time on March 20, 2012). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 60336667

2) A replay of the call will be available from March 20, 2012 12:00am until March 27, 2012 8:59am (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8235.5000

Local Dial-In Number(s):
China: 400.692.0026
United States: +1.718.354.1232

International Toll Free Dial-in Number(s):
China North: 10800.714.0386
China South: 10800.140.0386
Hong Kong: +852. 800.901.596
United States: +1.866.214.5335

Conference ID # 60336667

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2011-12-31	2011-09-30	2010-12-31
ASSETS
Current assets
Cash and cash equivalents	530,565	435,322	454,476
Short-term investments	226,047	204,567	137,551
Accounts receivable, net	249,206	230,552	157,329
Prepaid expenses and other current assets	62,604	39,060	54,760
Deposit paid for acquisition of subsidiaries	—	—	1,163
Rental deposits	60,913	56,143	46,614
Other current assets	3,220	8,098	468

Total current assets	1,132,555	973,742	852,361
Rental deposits, non-current	4,047	4,770	5,682
Equipment, net	79,042	68,786	68,887
Acquired intangible assets, net	35,025	39,242	24,162
Goodwill	459,113	452,201	425,335
Investment under equity method	58,800	59,148	—
Other long term assets	11,120	17,354	7,733
Total assets	1,779,702	1,615,243	1,384,160

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	100,000	30,000	—
Accounts payable	19,448	22,146	16,589
Accrued expenses and other current liabilities	173,754	132,449	121,764
Income taxes payable	35,463	10,943	8,890
Amount due to related parties	2,196	4,175	1,848
Deferred tax liabilities	33,550	24,532	23,628

Total current liabilities	364,411	224,245	172,719
Long-term loan	71,000	—	—
Long-term payable	13,106	12,995	—
Deferred tax liabilities, non-current	20,099	16,102	9,998

Total liabilities	468,616	253,342	182,717

Equity
Ordinary shares	32	33	34
Additional paid in capital	1,533,617	1,668,269	1,685,149
Subscription receivable	—	(1,236)	(91)
Accumulated deficit	(362,011)	(437,368)	(562,953)
Accumulated other comprehensive income	119,796	111,572	78,340

Total Focus Media equity	1,291,434	1,341,270	1,200,479
Noncontrolling interests	19,652	20,631	964

Total equity	1,311,086	1,361,901	1,201,443

Total liabilities and equity	1,779,702	1,615,243	1,384,160

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollars in thousands, except earnings per ADS and ADS data)

	Three months ended			Twelve months ended

	2011-12-31	2011-9-30	2010-12-31	2011-12-31	2010-12-31
Revenues
LCD display network	150,452	132,555	101,455	486,550	328,592
In-store network	17,559	17,367	10,865	61,669	41,740
Poster frame network	70,595	51,023	43,554	202,548	134,086
Movie theater network	21,658	13,614	5,803	53,330	20,028
Traditional outdoor billboard network	18,052	14,886	13,261	56,650	41,750

Total gross revenues	278,316	229,445	174,938	860,747	566,196
Less: Sales taxes	21,897	18,783	15,238	68,127	49,881

Total net revenue (note 1)	256,419	210,662	159,700	792,620	516,315

Cost of revenues
LCD display network	25,228	22,364	19,058	85,847	67,513
In-store network	3,258	5,849	6,094	20,582	23,432
Poster frame network	29,511	28,056	25,071	110,370	84,487
Movie theater network	6,980	6,601	5,036	25,753	13,849
Traditional outdoor billboard network	16,002	12,232	9,870	47,092	32,409

Total cost of revenues	80,979	75,102	65,129	289,644	221,690

Gross profit	175,440	135,560	94,571	502,976	294,625

Operating expenses
General and administrative	37,561	32,588	16,763	$127,013	79,760
Selling and marketing	50,843	32,594	29,927	$147,716	103,722
Impairment loss	—	—	—	—	5,736
Other operating (income) expenses, net	(7,587)	(1,919)	(6,296)	(15,421)	(14,144)

Total operating expenses	80,817	63,263	40,394	259,308	175,074

Operating profit	94,623	72,297	54,177	243,668	119,551
Interest income	4,637	5,395	1,812	15,539	7,260
Other expense	—	—	—	—	1,288
Income from continuing operations before income taxes	99,260	77,692	55,989	259,207	125,523
Provision for income taxes	24,878	14,041	8,731	54,761	22,336
Loss from equity method investee	617	985	—	5,367	—
Net income from continuing operations	73,765	62,666	47,258	199,079	103,187
Net income from discontinued operations, net of tax	—	—	—	—	83,078

Net income	73,765	62,666	47,258	199,079	186,265
Less: Net income attributable to noncontrolling interests	(1,593)	437	104	(1,865)	1,991

Net income attributable to Focus Media	75,358	62,229	47,154	200,944	184,274

Net income from continuing operations per ADS
-basic	0.56	0.47	0.35	1.48	0.73
-diluted	0.54	0.45	0.33	1.44	0.71
Net income from discontinued operations per ADS
-basic	—	—	—	—	0.59
-diluted	—	—	—	—	0.57
Net income attributable to Focus Media per ADS
-basic	0.57	0.47	0.35	1.50	1.30

-diluted	0.55	0.44	0.33	1.45	1.26

ADS used in calculating basic income per ADS	132,073,143	133,718,768	135,679,003	134,241,550	141,569,314

ADS used in calculating diluted income per ADS	136,912,952	139,866,888	141,661,330	138,320,991	146,331,673

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Twelve months ended
	2011-12-31	2011-9-30	2010-12-31	2011-12-31	2010-12-31
Gross revenues
LCD display network	150,452	132,555	101,455	486,550	328,592
In-store network	17,559	17,367	10,865	61,669	41,740
Poster frame network	70,595	51,023	43,554	202,548	134,086
Movie theater network	21,658	13,614	5,803	53,330	20,028
Traditional outdoor billboard network	18,052	14,886	13,261	56,650	41,750
Total gross revenues	278,316	229,445	174,938	860,747	566,196

Less: Sales taxes
LCD display network	13,044	11,995	9,397	42,185	30,950
In-store network	1,504	1,496	1,026	5,295	3,963
Poster frame network	6,048	4,379	3,925	17,099	12,193
Movie theater network	875	623	579	2,495	1,933
Traditional outdoor billboard network	426	290	311	1,053	842
Total sales tax	21,897	18,783	15,238	68,127	49,881

Net revenues
LCD display network	137,408	120,560	92,058	444,365	297,642
In-store network	16,055	15,871	9,839	56,374	37,777
Poster frame network	64,547	46,644	39,629	185,449	121,893
Movie theater network	20,783	12,991	5,224	50,835	18,095
Traditional outdoor billboard network	17,626	14,596	12,950	55,597	40,908
Total net revenues	256,419	210,662	159,700	792,620	516,315

                                                                    FOCUS MEDIA HOLDING LIMITED
                                                     UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                                                                    (U.S. Dollars in thousands)
                                                                               Three months ended          Twelve months ended

                                                                2011-12-31   2011-09-30   2010-12-31      2011-12-31    2010-12-31

   Operating activities:

Net income                                                    73,765         62,666     47,258         199,079       186,265

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:

Bad debt expenses                                              5,755          4,466       (750)         16,013           455

Share-based compensation                                      15,582         15,557      6,795          61,802        45,592

Depreciation                                                   7,601          7,291      6,478          28,999        28,270

Amortization of acquired intangible assets                     4,484          3,970      4,548          15,998        17,606

Loss from equity method investee                                 617            985          —           5,367             —

Profit on disposal of subsidiaries and equity investment
and other long-lived assets                                        —              —          —               —       (76,167)

Impairment charges for goodwill, acquired intangible
assets and fixed assets                                            —              —          —               —         5,736

Impairment charges for certain other assets                        —              —          —               —             —

Interest expenses                                                584              —          —             717             —

Others                                                          (200)         1,798         77           2,597           318

Net changes in current assets and current liabilities,
net of effects of acquisitions                                20,605        (10,465)    43,586         (50,413)      (22,853)
                                                            --------      ---------    -------      ----------      --------

   Net cash provided by operating activities                       128,793            86,268       107,992            280,159          185,222
                                                            --------      ---------    -------      ----------      --------

   Investing activities:

Purchase of equipment and other long term assets             (15,494)        (6,058)    (7,092)        (38,918)      (18,693)

Payment paid to acquire subsidiaries, net of cash
acquired                                                        (606)        (7,262)   (13,881)        (13,255)      (40,186)

Investment in equity method investee                               —                         —         (61,003)            —

Proceeds received from the sale of short-term investments    166,643        490,972          —       1,044,680        29,290

Proceeds used in investment in short-term investments       (186,371)      (505,921)   (21,450)     (1,124,034)     (137,551)

Proceeds received from disposal of fixed assets                  100            125        162             672           471

Disposal of subsidiaries                                           —              —          —           7,296        76,067

Others                                                             —              —          —              27             —

   Net cash used in investing activities                           (35,728)          (28,144)      (42,261)          (184,535)         (90,602)
                                                            --------      ---------    -------      ----------      --------

   Financing activities:

Proceeds received from bank loans                            216,000         30,000          —         246,000             —

Cash used for repayment of short-term bank loans             (75,000)                        —         (75,000)            —

Cash used for share repurchase                              (144,269)       (66,106)         —        (213,375)     (236,716)

Collection (payment) of deposit for share repurchase               —              —          —               —           (36)

(Repayment to) capital injection  from noncontrolling
interests                                                       (321)             —          —            (397)       10,980

Proceeds from issuance of ordinary shares, net of
issuance costs                                                 1,236          1,260        784           3,063         3,171

   Net cash provided by/(used in) financing activities              (2,354)          (34,846)          784            (39,709)        (222,601)
                                                            --------      ---------    -------      ----------      --------

Effect of exchange rate changes                                4,532          7,340      4,708          20,174        14,298
                                                            --------      ---------    -------      ----------      --------

   Net increase (decrease) in cash and cash equivalents             95,243            30,618        71,223             76,089         (113,683)

Cash and cash equivalents, beginning of period               435,322        404,704    383,253         454,476       568,159
                                                            --------      ---------    -------      ----------      --------

   Cash and cash equivalents, end of period                        530,565           435,322       454,476            530,565          454,476
                                                            ========      =========    =======      ==========      ========

Supplemental disclosure of cash flow information:

Income taxes paid                                              2,970          3,321      4,238          27,582        32,031

Interest paid                                                    560            105                        665
                                                            ========      =========                 ==========

Supplemental disclosure of non-cash investing activity:

 Accrual for acquisition of subsidiaries                      19,584         22,092      4,920          19,584         4,920
                                                            ========      =========    =======      ==========      ========